FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Update on Martin Marietta's Proposed Combination with Vulcan Materials February 21, 2012 Rock Solid Fundamentals. Positioned for the Long Term.

Recent Vulcan Announcements
•
On February 16, 2012, Vulcan announced:
— Fourth quarter and full year 2011 earnings that continue to underperform
Martin Marietta’s
— A vague Profit Enhancement Plan that Vulcan hopes will result in $100M cost savings by 2014
— Planned Asset Sales (including low-margin assets) that Vulcan hopes will result in net proceeds of $500M over the next 12-18 months
— 2012 EBITDA guidance of $500M, excluding the impact of Planned Asset
Sales

Source: Company filings
•
Martin Marietta has serious reservations about the credibility of Vulcan’s announced “hope plans,” which appear to have been crafted solely in response to Martin Marietta’s business combination proposal
MARTIN MARIETTA MATERIALS
Vulcan’s announcements confirm the compelling nature of Martin
Marietta’s proposed business combination

MARTIN MARIETTA MATERIALS
Vulcan Continues to Underperform

Earnings Summary Q4 2011 Full Year 2011
Martin
Marietta
Vulcan
Martin
Marietta
Vulcan
Consolidated
% Y/Y growth in net sales +8.0% +5.3% +3.0% 0.0%
Gross margin 18.6% 12.9% 19.9% 11.8%
Adjusted EBITDA margin
¹
23.9% 15.6% 23.3% 14.0%
Adjusted EPS
²
$0.52 ($0.16) $2.03 ($0.48)
Aggregates segment
% Y/Y growth in net sales +6.9% +4.4% +1.5% (1.3%)
% Y/Y change in Aggregates pricing +6.0% +1.2% +2.7% +1.2%
%Y/Y change in Aggregates volume (1.2%) +2.6% (3.5%) (3.1%)
Martin Marietta, based on its demonstrated track record of superior cost management and performance, is positioned to create value in a combination
Note 1: Please see EBITDA reconciliation in the appendix.
Note 2:
Martin Marietta adjusted EPS defined as reported EPS attributable to common shareholders plus gain on discontinued operations ($0.14 in Q4, $0.09 in FY2011) plus business development expenses ($0.20 in Q4, $0.25 in FY2011).
Vulcan adjusted EPS defined as reported EPS from continuing operations plus gain/(loss) on discontinued operations ($0.02 loss in Q4, $0.03 gain in FY2011) plus organizational restructuring
($0.05 in Q4, $0.06 in FY2011) plus exchange offer costs ($0.01 in Q4 and FY2011).
Source: Company filings

MARTIN MARIETTA MATERIALS
Underwhelming Market Reaction to Vulcan’s Q4’11
Earnings and Cost Savings Release

Despite doing better than analyst expectations for Q4 and the announcement of
Vulcan’s plans, Vulcan’s stock showed little reaction
(0.6%) relative
under-performance
vs. the S&P 500 for
Vulcan³
Q4 vs. the Street
Revenues of $615M vs.
consensus of $603M
¹
Headline EPS loss of $0.14
2
vs.
consensus estimated loss of $0.37
¹
Note 1: Based on mean analyst estimates immediately prior to Q4 earnings release as per Thomson One. EPS represents EPS from continuing operations.
Note 2: Headline EPS defined as EPS from continuing operations plus organizational restructuring ($0.05) plus exchange offer costs ($0.01).
Note 3: Share price return (below) S&P 500 on the day of announcement. Closing prices on 2/16/2012 vs. Closing prices on 2/15/2012.
Source: FactSet, Thomson One, Company filings

MARTIN MARIETTA MATERIALS
Vulcan Management Lacks Credibility

Vulcan’s
“plans”
lack details &
substance
Vulcan’s poor
track record and
lack of
responsiveness
Reactive timing
of Vulcan’s new
“plans”
•
Vulcan has demonstrated a history of poor responsiveness to the challenges of the last several years, and to shareholder concerns
— Since 2007 Vulcan’s margins have decreased every year, while SG&A as % of net sales has increased, leading to a significant decline in profitability to a loss position
— Apparently Vulcan’s recent dialogue with its shareholders belatedly has caused
Vulcan to “…understand their concerns over the last few years related to
[Vulcan’s] balance sheet and to [Vulcan’s] overhead cost structure.” 1 (emphasis added)
•
The timing of Vulcan’s announcements suggests that its new-found confidence exists only in response to Martin Marietta’s value-enhancing proposal
— On December 19, 2011, Vulcan announced $55 million of savings, $25 million of which had previously been implemented
— Since then Vulcan has suddenly found another $100 million of cost savings to implement over the next three years
— Vulcan initiated its ERP project in 2007 (which appears to be critical to Vulcan’s new “plans”), yet it has taken almost 5 years to reveal the purported expected results
•
The absence of detail about Vulcan’s “plans” clearly warns that they lack substance
— Vulcan’s “plans” amount to conclusory statements of what it says it “will” do --
without providing any details
— However, repeated unqualified assertions of what it “will” do cannot change a
“hope plan” into a credible business plan
Note 1: Vulcan conference call, February 16, 2012
Source: Company filings; Bloomberg
Martin Marietta believes:

Vulcan Management Lacks Credibility (continued)

Vulcan
management
lacks credibility
Vulcan’s asset
sale plan
is flawed
•
Vulcan’s asset sale “plan” is not the best path -- and may not even be a good path -- to an improved and strengthened balance sheet, a better credit profile and restored dividends. By contrast:
— A combination with Martin Marietta provides the best deleveraging opportunity for Vulcan shareholders
— Martin Marietta specifically intends to pay a quarterly dividend 20x Vulcan's current $0.01 per share, commencing promptly after closing the business combination
•
Vulcan management's asserted belief in the results promised by Vulcan’s “hope plans” itself lacks credibility
Source: Company filings
Martin Marietta believes:
MARTIN MARIETTA MATERIALS
— Even when compelled to acknowledge the need for proactive steps to produce substantial improvement, Vulcan has only been able to offer up
“hope plans” supported by a “trust me” approach, to be implemented over 3 years
— Given Vulcan's history, its poor response to serious challenges and shareholder concerns, and its lack of meaningful detail to support its statements, Vulcan shareholders should carefully consider whether they can believe Vulcan management now

Vulcan's Organizational Realignment Program Announced
on December 19, 2011 is Flawed

States with Vulcan Materials locations
New regional headquarters
WA
NV
UT
WY
CO
NE
KS
OK
TX
MN
IA
MO
AR
WI
IN
OH
WV
MD
VA
NC
SC
TN
MS
AL
GA
FL
PA
KY
IL
LA
NM
AZ
CA
DE
OR
ID
MT
SD
ND
VT
CT
NY
NH
RI
ME
NJ
MA
MI
Source: Company filings
— Vulcan management says it expects the realignment to generate an ongoing annualized pre-tax cost savings of approximately $30 million
— Key highlights of the plan include:
— the consolidation of its eight divisions into four operating regions
— restructuring of approximately 200 employees in mostly overhead and administrative positions
— Fails to eliminate a significant number of high-paying management positions or meaningfully streamline duplicative functions
Martin Marietta believes a company with a national footprint should not locate three of its four division headquarters in the Southeast, within easy driving distance of each other
New Operating Region HQs
Prior
divisions
New HQ
Southeast,
Mideast
East Region:
Atlanta, GA
Florida Rock,
Southwest,
Yucatan
South Region:
Jacksonville, FL
Midwest,
Midsouth,
Southern,
Gulf Coast
Central Region:
Birmingham, AL
Western
West Region:
Los Angeles, CA
MARTIN MARIETTA MATERIALS
Yucatan
Peninsula

MARTIN MARIETTA MATERIALS
“Overhead
reduction
already in place”
$55M
“Profit
Enhancement
Plan”
$100M
Additional
opportunity
(Plant
operations)
?
Total standalone
savings
$155M+
“Mr. James informed Mr. Nye that
he believed the best available
estimate of potential cost synergies
was between $125 million to
$150 million, based on the report
from Mr. Sansone…”
(Vulcan 14D-9, December 22, 2011, as
amended)
Vulcan Only Arrived at its Latest “Hope Plan” Following
Announcement of Martin Marietta’s Business Combination Proposal

Vulcan announced
$155M+ standalone
cost savings
“Mr. James also stated that he did not
believe that the cost synergies to be
achieved in a combination would be
greater than $50 million...”
(Martin Marietta S-4, December 12, 2011, as
amended)
Note 1: See Martin Marietta’s Form S-4 initially filed December 12, 2011, as amended. Actual synergies will be based on future performance, as to which there can be no assurance.
Source: Company filings
While Martin Marietta has serious doubts as to the ability of Vulcan management to implement its cost savings plan, the announcement of the plan validates Martin Marietta’s view that considerably more cost discipline can be applied to Vulcan’s business
$50 – 60M
$50 – 60M
$100 – 130M
Martin Marietta proposal
Improved
purchasing
efficiencies from
greater scale
Duplicative
operating
functions
Duplicative SG&A
functions
$200M - $250M
achievable synergies in a
combination
1
Vulcan plan
Vulcan commentary
Maximum $50M synergies
in a combination
FEBRUARY 16, 2012
JUNE 27, 2011
APRIL 5, 2011

$922
$800
$516
$352
$338
2007
2008
2009
2010
2011
Actual performance

MARTIN MARIETTA MATERIALS
Vulcan Management’s Lack of Credibility is Underscored
by its Poor Performance

Adjusted EBITDA and % Margin
Given Vulcan management’s lack of credibility, Martin Marietta believes shareholders should not trust Vulcan management’s ability to deliver significant cost savings over its projected three year time horizon
Note 1: Leverage defined as total debt / LTM adjusted EBITDA. Please see EBITDA reconciliation in the appendix.
Source: Company filings; Bloomberg
($M)
Net income $451 $1 $30 ($97) ($71)
Leverage ¹
4.0x 4.4x 5.3x 7.7x 8.3x
30%
margin
23%
margin
20%
margin
15%
margin
14%
margin
30%
margi
n
“Anticipated average annual EBITDA of
more than $2 billion over the next 3 years,
enabling rapid debt reduction.”
(Vulcan Investor Presentation, February 20, 2007)
What Vulcan Delivered Since 2007:
What Vulcan Said in 2007:
•
EBITDA has fallen by 63% and is currently
17% of the $2B goal
•
Stated focus on cost reduction has
yielded only a 9% reduction in SG&A costs
(excluding $50M Florida Rock synergies)
•
Failed to accomplish stated goals of
de-levering the balance sheet and
maintaining an investment grade rating
•
Vulcan has missed Street EBITDA
expectations in 16 of the last 20 quarters

A Comparison of SG&A Margins Demonstrates Superior Cost
Management by Martin Marietta

Annual SG&A as a % of Net Sales¹
2007 – 2011 SG&A as a % of Net Sales
Martin Marietta:  8.4%
Vulcan:  11.3%
Note 1: Vulcan’s SG&A excludes R&D for comparative purposes; except 2011 and 2012, where R&D information is not available. Please see SG&A reconciliation in appendix.
Note 2: Please see EBITDA reconciliation in appendix.
Note 3: Based on Vulcan’s 2012 SG&A guidance of $270M and 2012 net sales based on Street consensus estimates, adjusted for Delivery revenues based on actual figures for 2011.
Note 4: Based on Vulcan’s 2012 EBITDA guidance of $500M and 2012 net sales based on Street consensus estimates, adjusted for Delivery revenues based on actual figures for 2011.
Source: Company filings
2012E
SG&A ($M)
¹
$155 $288 $151 $341 $139 $320 $133 $326 $124 $290 $270
EBITDA margin ²
29.8% 29.8% 26.7% 23.2% 25.6% 20.3% 24.0% 14.6% 23.3% 14.0% 19.8%
4
3
8.0%
8.1%
9.3%
8.6%
8.2%
9.3%
9.9%
12.6%
13.5%
12.0%
10.7%
2007
2008 2009
2010
2011
Based on Vulcan's 2012 guidance and Martin Marietta's superior cost management track record, Martin Marietta believes Vulcan's costs would be more effectively managed within a combined Vulcan/Martin Marietta
MARTIN MARIETTA MATERIALS
1

MARTIN MARIETTA MATERIALS
Vulcan’s Plan to Sell Assets is Flawed

Not the optimal
strategy to de-risk
balance sheet
Selling $500M of
assets could
negatively impact
future profitability
Vulcan management
confidence in its
planned asset sales
does not appear to
be well informed
Note 1: Vulcan conference call, February 16, 2012
Source: Company filings
Martin Marietta believes:
— Vulcan is ignoring an opportunity to more quickly and more effectively strengthen its balance sheet and restore its dividend through a combination with Martin Marietta
— There is absolutely no assurance that asset sales of $500M will be completed, or if completed, will improve Vulcan’s credit profile
— Vulcan will still be highly leveraged in any event
— Given the lack of detail associated with Vulcan management’s plan for asset sales, the extent of the impact on future profitability is unclear
— However, Vulcan’s projected performance and announced EBITDA guidance should be adjusted to reflect the impact of planned asset sales on future profitability
— When asked how confident Vulcan could be that they will get the types of valuations that underpin that $500M estimate, Vulcan management answered by referencing third-party interest they have received in buying Vulcan’s assets “…over the last two or three or four or five years. So there’s plenty of interest in them. ”¹
— However, no reference was made to current interest in purchasing assets, which is clearly the most relevant in this situation
— And when asked whether the valuation of assets would be impacted by competing asset sale announcements, notably CEMEX’s intended sale of $2B in assets by year-
end, Vulcan management stated:
“I
don’t know where and what CEMEX is proposing to
sell. ”¹
—
Instead, Vulcan management chose to rely on hope, stating: “…we believe that there will be significant buyers with hopefully significant synergies who will be interested in our assets.”¹

MARTIN MARIETTA MATERIALS
Vulcan Has Completely Failed to Explain How, on What Basis, or When it
Would Provide its So-Called “Competitive” Dividend
•
When asked on the February 16, 2012 call to provide “some color or some metrics” that Vulcan's board looks at when determining a higher dividend, Vulcan management gave a decidedly vague and uninformative “answer”:
— “Our board has always looked at cash earnings as a source for dividend payments. That is a very, very important issue for our board. We would very much like to get -- restore dividend and continue to grow a dividend. We will take a look at that at the end of the first quarter. Again, we looked at it very carefully. As you know, in the fourth quarter of last year, we looked at it again in our most recent board meeting and we’ll continue to look at it very carefully as we move forward. But I think our board’s view is we need to restore sooner than later.”
1
— Contrary to Vulcan management's earlier statements on the February 16, 2012 call that planned asset sales “will” give the board “flexibility to restore a competitive dividend,” the importance of “cash earnings” as a source of dividends, highlighted in the quoted statement above, suggests this may not be so

Note 1: Vulcan conference call, February 16, 2012

MARTIN MARIETTA MATERIALS
Vulcan Management Ignores Martin Marietta's Superior
Proposal in Favor of Their Flawed “Plan”

Vulcan wants its shareholders to
ignore the facts:
Martin Marietta's proposal provides:
History of Vulcan’s poor cost management and
operational underperformance leading to a
history of net losses
Significant hurdles to reinstate meaningful
dividend
Deleveraging requires a period of years even
under announced plan
Asset sales to be used to deleverage Vulcan’s
balance sheet and needed to repay debt resulting
from poor acquisitions and poor operating
performance
It is Martin Marietta’s position that:
Vulcan management was unwilling to engage
during prior discussions on realistic synergy levels
Note 1: See Martin Marietta’s Form S-4 initially filed December 12, 2011, as amended. Actual synergies will be based on future performance, as to which there can be no assurance.
Source: Company filings
Credible plan to achieve
$200M -
$250M in synergies ¹
Deleveraging provided by Martin Marietta
balance sheet; assets only divested as part of
the proposal to build a sustainable, dynamic
enterprise
Immediate deleveraging
Intention to immediately restore dividend
Track record of superior cost management and
operational excellence leading to a
history of net earnings

MARTIN MARIETTA MATERIALS
Questions Vulcan Shareholders Should Ask Themselves

How can Vulcan’s board offer management's standalone “hope plans” as the basis for refusing to negotiate in good faith with Martin Marietta to reach a mutual agreement on the proposed business combination?
Why should Vulcan shareholders. . .
. . . have faith in Vulcan’s ability to implement its cost-savings plan, given its history of negative earnings, bloated cost structure and high SG&A margins?
. . . trust Vulcan, given years of unresponsiveness to shareholder concerns, particularly with respect to Vulcan’s balance sheet and cost structure?
. . . believe in the promised benefits of the Vulcan plan, which Vulcan asserts will be largely derived from an ERP project that was initiated in 2007?  And why has it taken almost five years for Vulcan to reveal the purported expected results of this project?
. . . accept Vulcan management’s asset sale plan, or the assurance that it “will”
strengthen Vulcan’s credit profile and permit restoration of a “competitive”
dividend?

MARTIN MARIETTA MATERIALS
Bottom Line Hasn’t Changed: Martin Marietta’s Business
Combination Proposal is Compelling to Vulcan Shareholders

•
Significant benefits to a combination beyond synergies include:
–
meaningful dividend restoration (20x improvement over the current
Vulcan dividend)
–
participation in the eventual cyclical recovery
–
significantly “de-risked” balance sheet and improved access to and credibility with capital markets
–
multiple benefits of:
•
size
•
scale
•
geographic footprint
•
best-in-class management
Vulcan’s Board should promptly commence good-faith negotiations in a real effort to reach mutual agreement on a combination with Martin Marietta

Appendix 15

MARTIN MARIETTA MATERIALS
Martin Marietta EBITDA & EBIT Reconciliation

Note: Adjusted 2011 EBITDA is preliminary and amounts may change upon finalization of Martin Marietta’s Annual Report on Form 10-K.
Source: Company filings
(dollars in millions)
For the
Quarter Ended
December 31,
For the Year Ended December 31,
2011 2011 2010 2009 2008 2007
Net earnings attributable to entity $            14.8 $           82.4 $           97.0 $           85.5 $         176.3 $         262.7
Add back:
Interest expense 13.3                58.6 68.5 73.5 74.3 60.9
Income tax expense for controlling interests 3.0 23.1 29.3 27.4 77.3 116.6
Depreciation, depletion and amortization expense 43.3 171.8 179.9 177.7 169.8 150.4
EBITDA $          74.4 $       335.9 $       374.7 $       364.1 $       497.7 $       590.6
Adjusted for:
Legal settlement - - - 11.9 - -
Reversal of excess legal reserve - - (5.0) - - -
Nonrecurring reduction in workforce charge - - - - 5.4 -
Charge for early retirement benefit - - - - - -
(Gain) loss on sales of assets - - (4.5) 3.0 (12.8) -
Transaction costs 15.1 18.6 1.2 2.2 3.6 -
Settlement expense for pension plan - - 3.5 - 2.8 0.7
Asset write-offs - - - - 3.3 -
Other nonoperating (income) expense - - 0.2 (1.1) 2.0 (7.3)
Pretax gain on discontinued operations - - (0.3) (0.5) (10.1) (3.7)
Income attributable to noncontrolling interests - - 1.7 2.8 3.7 0.9
Adjusted EBITDA $          89.5 $       354.5 $       371.5 $       382.4 $       495.6 $       581.2
Less:
Depreciation, depletion and amortization expense 43.3 171.8 179.9 177.7 169.8 150.4
Adjusted EBIT $          46.2 $       182.7 $       191.6 $       204.7 $       325.8 $       430.8

MARTIN MARIETTA MATERIALS
Vulcan EBITDA & EBIT Reconciliation

Note: Adjusted 2011 EBITDA is preliminary and amounts may change upon finalization of Vulcan’s Annual Report on Form 10-K.
Source: Company filings
(dollars in millions)
For the
Quarter Ended
December 31,
For the Year Ended December 31,
2011 2011 2010 2009 2008 2007
Net (loss) earnings $        (27.9) $        (70.8) $       (96.5) $            30.3 $              0.9 $          450.9
Add back:
Interest expense 53.3 217.2 180.7 173.0 169.7 41.6
Income tax (benefit) expense (30.5) (78.5) (85.7) (30.1) 70.1 197.2
Depreciation, depletion and amortization expense 88.0 361.7 382.1 394.6 389.1 271.5
Goodwill impairment - - - - 252.7 -
EBITDA 83.0 429.6 380.6 567.8 882.5 961.2
Adjusted for:
Legal settlement - - 40.0 - - -
Recovery for legal settlement - (46.4) - - - -
Legal expense - - 3.0 - - -
Transaction expenses 2.2                                2.2 - - - -
Restructuring charges 10.0                                13.0 - - - -
Gain on sales of assets (2.9) (47.8) (59.3) (27.1) (94.2) (58.7)
Asset write-offs - - 9.2 8.5 10.5 -
Accretion expense for asset retirement obligations (1.9) - (8.6) (8.8) (7.1) (5.9)
Other nonoperating (income) expense (2.4) (0.0) (3.1) (5.3) 4.4 5.3
(Earnings) loss on discontinued operations, net of tax 1.9 (4.5) (10.0) (19.5) 4.1 19.3
Income attributable to noncontrolling interests - - - - - 0.2
Adjusted EBITDA $ 89.9 $        338.1 $        351.8 $        515.6 $         800.1 $         921.5
Less:
Depreciation, depletion and amortization expense 88.0 361.7 382.1 394.6 389.1 271.5
Adjusted EBIT $ 1.9 $ (23.6) $ (30.3) $ 121.0 $ 411.0 $         650.0

MARTIN MARIETTA MATERIALS
Vulcan SG&A Reconciliation

Note: Vulcan does not provide interim disclosures of R&D in quarterly financial statements.
Source: Company filings
(dollars in millions) For the Year Ended December 31,
2011 2010 2009 2008 2007
SG&A, as reported $       290.0 $       327.5 $          321.6 $       342.6 $        289.6
R&D expense, as disclosed in notes to financials N/A 1.6 1.5 1.5 1.6
Adjusted SG&A $      290.0 $      326.0 $          320.1 $       341.0 $        288.0
Net Sales $   2,406.9 $   2,405.9 $       2,543.7 $    3,453.1 $     3,090.1
Adjusted SG&A as Percentage of Net Sales 12.0% 13.5% 12.6% 9.9% 9.3%

MARTIN MARIETTA MATERIALS
Cautionary Note Regarding Forward-Looking Statements

This presentation may include "forward-looking statements." Statements that include words such as "anticipate," "expect," "should be," "believe," "will," and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this presentation, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta's control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan's willingness to accept Martin Marietta's proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta's ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta's ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin
Marietta's ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; the combined company’s ability to pay dividends in the amount anticipated; a downgrade of the credit rating of Vulcan's indebtedness, which could give rise to an obligation to redeem Vulcan's existing indebtedness;
the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta's existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and
Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and
Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts;
transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply
Martin Marietta's and Vulcan's long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United
States; weakening in the steel industry markets served by Martin Marietta's dolomitic lime products; inflation and its effect on both production and interest costs;
Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta's leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta's and/or Vulcan's tax rate; violation of Martin Marietta's debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta's or Vulcan’s indebtedness; downward pressure on Martin Marietta's or
Vulcan's common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense;
changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta's and Vulcan's filings with the SEC.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC.  Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARTIN MARIETTA MATERIALS
Important Additional Information

This presentation relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock.  This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) initially filed by Martin Marietta on December 12, 2011 with the SEC.
The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.  INVESTORS AND
SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR
MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
In connection with the solicitation of proxies for Vulcan’s 2012 annual meeting of shareholders (the “Vulcan Meeting”), Martin Marietta filed a preliminary proxy statement on January 24, 2012 (as amended the “Vulcan Meeting Preliminary Proxy Statement”) with the SEC and intends to file a definitive proxy statement in connection therewith (the “Vulcan Meeting Definitive Proxy Statement”). When completed, the Vulcan Meeting Definitive Proxy Statement and accompanying proxy card will be mailed to the shareholders of Vulcan. Martin Marietta also intends to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”)
to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy
Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PRELIMINARY PROXY STATEMENT, THE VULCAN MEETING
DEFINITIVE PROXY STATEMENT, THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION.
All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).
Martin Marietta, its directors and executive officers and the individuals nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement, the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on
April 8, 2011, and the Vulcan Meeting Preliminary Proxy Statement, or will be available in the Vulcan Meeting Definitive Proxy Statement or the Martin
Marietta Meeting Proxy Statement, as applicable.
Martin Marietta anticipates that some divestitures may be required in connection with the regulatory approval process. The financials shown in this presentation reflect the combined operations of Martin Marietta and Vulcan, but do not reflect the impact of any divestitures that may be necessary.